EX-99.1
Exhibit 99.1

Cover Letter to Offer to Purchase and Letter of Transmittal

IF YOU DO NOT WISH TO SELL YOUR SHARES OF
BENEFICIAL INTEREST AT THIS TIME PLEASE DISREGARD
THIS NOTICE. THIS IS SIMPLY NOTIFICATION OF THE FUND'S TENDER OFFER.

April 27, 2016

Dear Shareholder of the GAI Agility Income Fund:

We are writing to inform you of important dates related to the tender offer (the "Offer") by the GAI Agility Income Fund (the "Fund").  If you are not interested in selling your shares of beneficial interest ("Shares") at this time, please disregard this notice and take no action.

The tender offer period will begin on April 27, 2016 and end at 12:00 midnight, Eastern Time, on May 24, 2016.  The purpose of the tender offer is to provide liquidity to Shareholders who hold Shares.  Shares can be repurchased by means of a tender offer only during one of the Fund's announced tender offers.

Shareholders wishing to tender Shares pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal (the Tender Offer Form will suffice) to Global Alternative Investments, c/o BNY Mellon TA Alternative Investment RIC Funds ("BNY Mellon"), at 4400 Computer Drive, Westborough, MA 01581, Attention:  GAI Agility Income Fund or fax a completed and executed Letter of Transmittal to BNY Mellon, also to the attention of GAI Agility Income Fund, at (508) 599-6137.  The completed and executed Letter of Transmittal must be received by mail or fax at the above address or fax number prior to 12:00 midnight Eastern Time on May 24, 2016.  Generally, Shares being tendered by Shareholders pursuant to a repurchase offer will need to be tendered by Shareholders at least thirty (30) days prior to the applicable Valuation Date.  The Fund recommends that all documents be submitted to Wells Fargo Investment Institute, Inc. (the "Investment Adviser") at the address noted above, by certified mail, return receipt requested, or by facsimile transmission.  BNY Mellon will mail to a Shareholder who has tendered their Shares: (1) an initial confirmation of receipt of tender notice within five (5) business days of BNY Mellon's actual receipt of your tender; and (2) a detailed tender acceptance confirmation with payment specific details and event date(s) regarding your tender transaction within five (5) business days after the acceptance of your tender by the Investment Adviser.

If you elected to tender, and have not received your initial receipt of tender confirmation within five (5) business days, please contact the Investment Adviser at (866) 440-7460 to obtain information about the status of your tender request.

If you do not wish to tender Shares for any reason simply disregard this notice.  No Action is Required if You Do Not Wish to Tender at This Time.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call the Support Desk of Wells Fargo Investment Institute, Inc. at (866) 440-7460.

Sincerely,

GAI Agility Income Fund